Exhibit 99.1

Investors, analysts and other interested parties can access Brookfield Asset Management’s 2013 Fourth Quarter and Full Year Results as well as the Shareholders’ Letter and Supplemental Information on Brookfield’s website under the Investors/Financial Reports section at www.brookfield.com.

The conference call can be accessed via webcast on February 14, 2014 at 11:00 a.m. Eastern Time at www.brookfield.com or via teleconference at 1-800-319-4610 toll free in North America. For overseas calls please dial 1-604-638-5340, at approximately 10:50 a.m. Eastern Time. The teleconference taped rebroadcast can be accessed at 1-800-319-6413 or 1-604-638-9010 (Password 2811#).

BROOKFIELD ASSET MANAGEMENT REPORTS CONSOLIDATED NET INCOME
OF $3.8 BILLION AND FUNDS FROM OPERATIONS OF $3.4 BILLION

TORONTO, February 14, 2014 – Brookfield Asset Management Inc. (NYSE: BAM) (TSX: BAM.A) (Euronext: BAMA) today announced its financial results for the quarter and the year ended December 31, 2013.

“We recorded the strongest results in our history, and clients continue to allocate capital to real assets given the returns from these investments,” commented Bruce Flatt, CEO of Brookfield. “Fee income continues to increase and our businesses are well positioned to deliver growth in 2014.”

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Funds from operations (“FFO”) for Brookfield shareholders was $3.4 billion during 2013, an increase of 149% from the previous year. FFO in the fourth quarter of 2013 was $1.0 billion, or $1.59 per share, which was more than double the result from the same quarter a year ago, predominantly due to carried interests on Private Funds received during the quarter.

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Consolidated net income for the year increased 40% to $3.8 billion, or $3.12 per common share. Net income for the quarter increased to $850 million or $1.08 per share, up 9% from the same quarter in the prior year.

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The company’s annualized fees and carry now stand at approximately $1.0 billion, including $580 million of annualized base management fees and incentive distributions and $350 million of target annualized carried interests.

●	Total assets under management increased to $187 billion, and fee bearing capital increased 32% to nearly $80 billion.

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Realizations on investments generated $12 billion of liquidity for the full year and locked in favourable investment gains, returned significant cash to limited partners and increased our balance sheet resources.

●	We continue to identify attractive investments opportunities across our operations and we invested or committed $12 billion of capital during the year on behalf of clients and shareholders.

1  |  Brookfield Asset Management Inc. – Q4 2013 News Release

Financial Results
	Three months ended December 31		Years ended December 31
US$ millions (except per share amounts)	2013	2012	2013	2012

Funds from operations1,2	$1,030	$459	$3,376	$1,356
Per Brookfield share1,2	1.59	0.67	5.14	1.94

Consolidated net income3	$850	$779	$3,844	$2,755
Per Brookfield share1	1.08	0.72	3.12	1.97
1.	Excludes amounts attributable to non-controlling interests
2.	See Basis of Presentation on page 4
3.	Consolidated basis – includes amounts attributable to non-controlling interests

FFO for the fourth quarter more than doubled over the 2012 quarter and increased nearly 150% on a full year basis. Our fourth quarter results included $563 million of carried interest on the realization of private fund investments for clients.

Continued business expansion and operating activities positively impacted FFO for both the fourth quarter and the full year. Fee related earnings increased due to the growth in fee bearing capital. We also benefitted from higher lease rates in both our office and retail portfolios, expansion in our transportation and utility businesses and increased power generation as a result of improved water flows and the contribution from acquired and completed facilities.

FFO included $1.3 billion of disposition gains for the full year, including our share of gains on the sale of private equity investments, North American timberlands, units in Brookfield Renewable Energy Partners and the settlement of a long-dated interest rate contract. Core liquidity increased by $2.2 billion.

Net income for the fourth quarter, which includes amounts attributable to non-controlling interests, increased by 9% as the improvement in FFO was largely offset by a decline in the level of fair value changes compared to the 2012 quarter, which included a large number of property appraisal gains that did not recur in 2013. Net income for the year increased by $1.1 billion or nearly 40%, as the increase in FFO more than offset a reduction in the level of fair value gains.

Operating Highlights

We expanded our asset management franchise and raised a record amount of fee bearing capital.

Fee bearing capital increased to nearly $80 billion, up 32% from the prior year. We completed the launch of Brookfield Property Partners L.P. in April, 2013, and have now established large capitalization listed entities in each of our property, renewable energy and infrastructure businesses. We also held final closes for our follow-on $7 billion infrastructure fund, a $4.4 billion property fund, a $1 billion timber fund, and several smaller funds and assumed management of a property fund in India with $300 million of committed capital. We continue to market four new funds with a total fundraising target of over $2 billion of third party capital. Lastly, we have approximately $9 billion of uncalled client capital that can be invested across our strategies.

We announced or completed acquisitions and capital expansions during the year that will deploy $12 billion of capital on behalf of clients and Brookfield shareholders.

We launched the merger of our office property business with our flagship listed property entity. Our listed entities committed or invested nearly $4 billion of capital into growth initiatives. In our property group, we acquired a U.S. warehouse business that we merged with our existing operations to create one of North America’s largest logistics platforms, and also acquired a European warehouse business. We broke ground on commercial developments in New York, London, Toronto, Calgary and Perth after substantially pre-leasing each project. We committed $750 million to acquire a 22% interest in an office and retail portfolio in Shanghai, China and an additional $500 million for additional property investments in China. We also closed the purchase of a $1.1 billion portfolio of office buildings in downtown Los Angeles.

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Our infrastructure group committed a total of $2.7 billion to new investments, increasing its ownership of South American toll roads with a $700 million investment, purchasing district energy assets in Louisiana and Texas and agreed to commit approximately $1.1 billion towards a South American infrastructure logistics business and two container terminal facilities in California. Our renewable energy business invested $1.5 billion in hydroelectric facilities in North America and announced plans to acquire a portfolio of wind farms and development sites in Europe. Our private equity group invested $1.2 billion in a variety of energy, mining and logistics businesses.

We increased cash flow and created value with operational improvements in all of our major businesses.

Organic growth initiatives launched over the past five years contributed to solid increases in the cash flows from all our businesses. For example, our office property group undertook a $250 million renovation of our flagship New York development and signed new leases during the year that were 7% higher than expiring rents. Our retail property business invested $285 million in shopping mall redevelopments and expansions and signed new leases at rates 12.3% higher than expiring rents.

Our infrastructure business expanded the capacity of its transport networks, increasing customer traffic on its toll road and railways, and commissioned an electrical transmission network in Texas, all of which contributed to a 111% increase in FFO within this segment. Our renewable energy group benefitted from increased hydrology levels, achieved higher prices on sales of uncontracted power and increased its operating efficiency, as we used the expanded scale of our business to reduce costs, and increased FFO by 43%. Our private equity business realized significant gains on investments made in housing-related businesses which increased FFO by 152%.

We continue to refinance debt at attractive long-term rates. We completed $5.5 billion (at share) of refinancing within our retail property portfolio and $5.0 billion of refinancings in our office property portfolio, resulting in $1.8 billion of incremental cash proceeds.

We completed $12 billion of asset realizations, locking in attractive investment gains and returning capital to investors.

We announced or completed the sale of assets in our major businesses. Highlights included the realization of $2.8 billion from the sale of North American timberlands, $3.1 billion from property dispositions and $780 million from the sale of private equity investments. These transactions, together with the reorganization of the consortium that acquired our U.S. shopping mall business, enabled us to distribute $9 billion of capital and gains from our private funds and increased our group core liquidity by approximately $2.2 billion.

Dividend Policy

In November 2013, the company changed its dividend payment schedule and will now pay dividends on the last day of each quarter, consistent with the payment date of our three flagship public entities and most of our preferred shares.

To make this transition, in November, 2013, the Board of Directors declared a dividend of US$0.20 per share, payable on February 28, 2014, to shareholders of record as at the close of business on February 1, 2014. This dividend did not represent an increase in the current annualized rate because it is intended to represent the four-month period up to and including March 31, 2014. The previous quarterly dividend, paid at the end of November 2013, covered a three month period and was $0.15 per share.

The Board of Directors anticipates that the next quarterly dividend will be declared at the directors’ meeting to be held on May 7, 2014 and paid on June 30, 2014, in respect of the three month period then ended.

Information on our dividends can be found on our website under Investors/Stock and Dividend Information.

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Basis of Presentation

This news release and accompanying financial statements are based on International Financial Reporting Standards (“IFRS”) unless otherwise noted and make reference to funds from operations.

Funds from Operations (FFO) is defined as net income attributable to shareholders prior to valuation items, depreciation and amortization, and deferred income taxes, and includes disposition gains that are not recorded in net income as determined under IFRS. FFO also includes the company’s share of equity accounted investments’ funds from operations. FFO consists of the following two components:

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FFO from Operating Activities represents the company’s share of revenues less direct costs and interest expenses; excludes disposition gains, valuation items and deferred income taxes; and includes our proportionate share of FFO from operating activities recorded by equity accounted investments. We present this measure as we believe it assists in describing our results and variances within FFO.

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Disposition Gains are included in FFO as the purchase and sale of assets is a normal part of the company’s business. Disposition gains include gains and losses recorded in net income and equity in the current period, and are adjusted to include fair value changes and revaluation surplus balances recorded in prior periods which were not included in prior period FFO.

Brookfield uses FFO to assess its operating results and the value of its business and believes that many of its shareholders and analysts also find this measure of value to them.

FFO and its per share equivalent are non-IFRS measures which do not have any standard meaning prescribed by IFRS and therefore may not be comparable to similar measures presented by other companies.

The company provides additional information on the determination of funds from operations and reconciliation between funds from operations and net income attributable to Brookfield shareholders, in the Supplemental Information available at www.brookfield.com.

Additional Information

The Letter to Shareholders and the company’s Supplemental Information for the fourth quarter and full year ended December 31, 2013 contain further information on the company’s strategy, operations and financial results. Shareholders are encouraged to read these documents, which are available on the company’s website.

The attached statements are based primarily on information that has been extracted from our financial statements for the year ended December 31, 2013, which have been prepared using IFRS.  The amounts have not been audited and are not subject to review by Brookfield’s external auditor.

* * * * *

Brookfield Asset Management Inc. is a global alternative asset manager with over $175 billion in assets under management. The company has over a 100-year history of owning and operating assets with a focus on property, renewable energy, infrastructure and private equity. Brookfield offers a range of public and private investment products and services, and is co-listed on the New York and Toronto Stock Exchanges under the symbol BAM and BAM.A, respectively. For more information, please visit our website at www.brookfield.com.

Please note that Brookfield’s previous audited annual and unaudited quarterly reports have been filed on EDGAR and SEDAR and can also be found in the investor section of its website at www.brookfield.com. Hard copies of the annual and quarterly reports can be obtained free of charge upon request.

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For more information, please visit our website at www.brookfield.com or contact:

Media:	Investors:
Andrew Willis Communications and Media Tel: (416) 369-8236 Fax: (416) 363-2856 Email: andrew.willis@brookfield.com	Amar Dhotar Investor Relations Tel: (416) 359-8629 Fax: (416) 363-2856 Email: amar.dhotar@brookfield.com

Note: This news release contains “forward-looking information” within the meaning of Canadian provincial securities laws and “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 and in any applicable Canadian securities regulations. Forward-looking statements include statements that are predictive in nature, depend upon or refer to future events or conditions, include statements regarding the operations, business, financial condition, expected financial results, performance, prospects, opportunities, priorities, targets, goals, ongoing objectives, strategies and outlook of the company and its subsidiaries, as well as the outlook for North American and international economies for the current fiscal year and subsequent periods, and include words such as “expects,” “anticipates,” “plans,” “believes,” “estimates,” “seeks,” “intends,” “targets,” “projects,” “forecasts” or negative versions thereof and other similar expressions, or future or conditional verbs such as “may,” “will,” “should,” “would” and “could.”

Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, the reader should not place undue reliance on forward-looking statements and information because they involve known and unknown risks, uncertainties and other factors, many of which are beyond our control, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to: the impact or unanticipated impact of general economic, political and market factors in the countries in which we do business; the behavior of financial markets, including fluctuations in interest and foreign exchange rates; global equity and capital markets and the availability of equity and debt financing and refinancing within these markets; strategic actions including dispositions; the ability to complete and effectively integrate acquisitions into existing operations and the ability to attain expected benefits; changes in accounting policies and methods used to report financial condition (including uncertainties associated with critical accounting assumptions and estimates); the effect of applying future accounting changes; business competition; operational and reputational risks; technological change; changes in government regulation and legislation within the countries in which we operate; changes in tax laws, catastrophic events, such as earthquakes and hurricanes; the possible impact of international conflicts and other developments including terrorist acts; and other risks and factors detailed from time to time in our documents filed with the securities regulators in Canada and the United States.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, the company undertakes no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

5  |  Brookfield Asset Management Inc. – Q4 2013 News Release

CONSOLIDATED BALANCE SHEETS

(Unaudited)	December 31	December 31
US$ millions	2013	2012
Assets
Cash and cash equivalents	$3,663	$2,850
Other financial assets	4,947	3,111
Accounts receivable and other	6,666	6,952
Inventory	6,291	6,581
Investments	13,277	11,618
Investment properties	38,336	33,161
Property, plant and equipment	31,019	31,148
Sustainable resources	502	3,516
Intangible assets	5,044	5,770
Goodwill	1,588	2,490
Deferred income tax assets	1,412	1,665
Total Assets	$112,745	$108,862

Liabilities and Equity
Accounts payable and other	$10,316	$11,652
Corporate borrowings	3,975	3,526
Non-recourse borrowings
Property-specific mortgages	35,495	33,720
Subsidiary borrowings	7,392	7,585

Deferred income tax liabilities	6,164	6,425

Capital securities	1,282	1,191
Interests of others in consolidated funds	595	425
Equity
Preferred equity	3,098	2,901
Non-controlling interests in net assets	26,647	23,287
Common equity	17,781	18,150
Total Equity	47,526	44,338
Total Liabilities and Equity	$112,745	$108,862

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CONSOLIDATED STATEMENTS OF OPERATIONS

(Unaudited) For the periods ended December 31	Three Months Ended		Years Ended
US$ millions (except per share amounts)	2013	2012	2013	2012
Total revenues and other gains	$5,537	$5,641	$20,830	$18,766
Direct costs	(3,672)	(4,393)	(13,928)	(13,961)
	1,865	1,248	6,902	4,805
Other income	─	─	525	─
Equity accounted income	75	338	759	1,237
	1,940	1,586	8,186	6,042
Expenses
Interest	(613)	(638)	(2,553)	(2,500)
Corporate costs	(36)	(40)	(152)	(158)
Net income prior to valuation items and income tax	1,291	908	5,481	3,384
Valuation items
Fair value changes	33	415	663	1,153
Depreciation and amortization	(360)	(352)	(1,455)	(1,263)

Income tax	(114)	(192)	(845)	(519)
Net income	$850	$779	$3,844	$2,755

Net income attributable to:
Brookfield shareholders	$717	$492	$2,120	$1,380
Non-controlling interests	133	287	1,724	1,375
	$850	$779	$3,844	$2,755

Net income per share
Diluted	$1.08	$0.72	$3.12	$1.97
Basic	1.11	0.74	3.21	2.02

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SUMMARIZED FINANCIAL RESULTS

	Three Months Ended				Years Ended
(Unaudited) For the periods ended December 31 US$ millions (except per share amounts)	Funds from Operations1		Net Income1		Funds from Operations1		Net Income1
	2013	2012	2013	2012	2013	2012	2013	2012
Operating activities	$969	$311	$969	$311	$2,081	$1,073	$2,081	$1,073
Disposition gains2	61	148	4	77	1,295	283	861	100
Valuation items in net income
Fair value change	─	─	(100)	359	─	─	383	1,108
Depreciation and amortization	─	─	(183)	(162)	─	─	(720)	(635)
Income tax	─	─	27	(93)	─	─	(485)	(266)
	$1,030	$459	$717	$492	$3,376	$1,356	$2,120	$1,380

Per share	$1.59	$0.67	$1.08	$0.72	$5.14	$1.94	$3.12	$1.97

Notes:
1.	Excludes amounts attributable to non-controlling interests
2.	FFO includes gains recorded directly in equity as well as the realization of appraisal gains recorded in prior years

RECONCILIATION OF NET INCOME TO FUNDS FROM OPERATIONS1

(Unaudited) For the periods ended December 31	Three Months Ended		Years Ended
US$ millions	2013	2012	2013	2012
Net income prior to valuation items and income tax (see page 7)	$1,291	$908	$5,481	$3,384
Adjust for:
Fair value changes within equity accounted income	184	(114)	85	(578)
Current income taxes	(43)	(35)	(159)	(135)
Disposition gains not included in net income	222	98	834	259
	1,654	857	6,241	2,930
Non-controlling interest	(624)	(398)	(2,865)	(1,574)
Funds from operations1	$1,030	$459	$3,376	$1,356

Notes:
1.	Non-IFRS measure – see Basis of Presentation on page 4

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